

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Sheri Savage
Chief Financial Officer
Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, California 94545

> **Re: Ultra Clean Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 000-50646**

Dear Sheri Savage:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Manufacturing